December 6, 2005


By facsimile to (214) 774-1212 and U.S. Mail


Mr. Christopher D. Hughes
Chief Executive Officer
Lancer Corporation
6655 Lancer Boulevard
San Antonio, TX 78219

Re:	Lancer Corporation
	Preliminary Proxy Statement on Schedule 14A
	Filed November 10, 2005
Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and Subsequent Exchange Act Reports
	File No. 1-9998

Dear Mr. Hughes:

	We conducted only a legal review of the filings and have the comments below. Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation.
To
understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Pre14A

1. A summary term sheet beginning on the first or second page of your document is required by Item 1001 of Regulation M-A. See Item 14(b)(1) of Schedule 14A. If you intend for your summary section to serve as your term sheet, move it forward to begin on the first or second page of the document.

Questions and Answers about the Special Meeting and the Merger, page
1

2. You repeat information from the Q&A section in the summary section. The Q&A should not repeat information that appears in the summary and vice versa. For purposes of eliminating redundancies and grouping together like information, view the Q&A and the summary as one section. For example, discuss procedural questions such as voting and appraisal procedures specific to the merger in the Q&A, and place disclosure of the substantive aspects of the merger in the summary.

3. Delete the word "generally" in the fourth Q&A on page 3 and under
"Material U.S. Federal Income Tax Consequences" on page 10 because the word "generally" may imply that stockholders cannot rely on the disclosure. Delete also the word "general" and the word "certain" in the first sentence on page 37 under "Material U.S. Federal Income Tax
Consequences" and the words "In general" in the second sentence on page 38 under "U.S. Holders" for the same reason.

Adjournments and Postponements, page 17

4. You state that signed proxies with no voting instructions will be voted for an adjournment, if necessary, to solicit additional proxies. Explain briefly that shareholders are being asked to vote on the adjournment of a meeting to solicit additional proxies and that a separate box on the proxy card has been provided for this purpose.

Background of the Merger, page 19

5. Identify in the fifth paragraph the members of senior management meeting with Houlihan Lokey.

Reasons for the Merger, page 23

6. Elaborate on each of the factors as necessary for investors to understand how consideration of the factors impacted the board of directors` recommendation. For example, you list as a factor "the risks and uncertainties of pursuing other strategic options available to us." How did each factor inform the board of directors` recommendation? Review and revise, as necessary, the factors listed with this comment in mind.

Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., page 27

7. Provide us one copy of any outlines, summaries, reports, or board books prepared and furnished by Houlihan Lokey to Lancer`s board of directors.

8. Summarize briefly any written or oral presentation by Houlihan Lokey to Lancer`s board of directors. We note disclosure in the last paragraph on page 22 that Houlihan Lokey`s presentation to the board of directors was distributed in advance of the scheduled October 14,
2005 to each member of the board of directors.

Market Multiple Methodology, page 29

9. The discussion of how Houlihan Lokey used the market multiple methodology to derive an enterprise value or EV is somewhat unclear.
You state on page 30 that Houlihan Lokey applied selected revenue and
EBITDA multiples to "certain adjusted operating results of the Company." It seems that the relevant operating results to apply these multiples to would be Lancer`s revenue and EBITDA. Revise to clarify the reference to these operating results. This comment applies also to your discussion of the price to earnings and market capitalization to net tangible book value multiples.

10. Disclosure in the last paragraph on page 30 states adjustments were made to the indications of EV that were implied by the revenue and EBITDA multiples. Quantify the impact of these adjustments, explain why they were made, and discuss how the calculation of EV of
Lancer differs from the calculation of EV for each of the other companies that Houlihan Lokey used to generate the ratios used for this analysis.

11. The discussion how Houlihan Lokey used this methodology to derive value per share for Lancer is also somewhat unclear. You state that the impact from the exercise of in the money options was considered in determining value per share. However, options considered to be "in the money" are those whose exercise price was below the implied value per share. What value per share was used to determine which options were in the money if the implied value per share already accounts for these options?

Determination of Fairness, page 33

12. We note disclosure in the second full paragraph on page 34 and also in the second full paragraph on page D-3 of annex D that "The Opinion...is not intended to, and does not, confer any rights or remedies upon any other person." Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion or other limitations on whom may rely on the opinion are inconsistent with disclosure relating to the opinion. Please revise.
Houlihan Lokey should revise also its opinion filed as annex D to the proxy statement to delete this limitation.

13. Revise disclosure in the third paragraph on page 34 to state that
Houlihan Lokey consents to the use of its opinion and related disclosure in this proxy statement. Similarly, Houlihan Lokey should remove from its opinion the proviso that inclusion of the opinion and its description is subject to its prior approval and include instead a clear statement that Houlihan Lokey has consented to these matters.

14. Disclose in the third full paragraph on page 35 the compensation of Houlihan Lokey for its service as financial advisor. Disclose separately the amount for the fairness opinion which is not contingent upon completion of the transaction and the remaining amount which is contingent upon completion. Disclose compensation paid or to be paid to Houlihan Lokey, Houlihan Lokey Capital, and any of their affiliates for any other services to Lancer or any affiliates in the most recent two years. Alternatively, confirm to us that there was none. See Item 14 of Schedule 14A, Item 9 of
Schedule 13E-3, and Item 1015(b)(4) of Regulation M-A.

Change of Control Payments Under Existing Employment Agreements,
page
36

15. Clarify whether Messrs. Christopher D. Hughes and Mark L.
Freitas
will receive the benefits of these agreements as a result of this transaction. If so, quantify the benefits that they will receive.

New Employment Arrangements Following the Merger, page 37

16. State the capacities in which Messrs. Alfred A. and George F.
Schroeder are currently employed by Lancer and will be employed by Hoshizaki under the new employment agreements.

The Merger Agreement, page 41

17. Revise language in this section`s first paragraph`s third sentence that can be read to imply that Lancer`s stockholders do not have rights under the United States federal securities laws for disclosures of the merger agreement and other information contained in the proxy statement.

18. We note the disclaimers on pages 44 and 45 that the representations and warranties "may or may not be accurate as of the date they were made and do not purport to be accurate as of the date of this proxy statement." You are responsible for considering whether additional specific disclosures in the proxy statement are required to put into context information about the representations and warranties so that the information in the proxy statement is not misleading.

Dissenters` Rights, page 59

19. Clarify in this section`s third paragraph that the summary includes the material provisions of Texas law relating to dissenters` rights.

Submission of Stockholder Proposals, page 62

20. Explain briefly in this section`s second paragraph what the bylaws` requirements for submission of proposals are.

Where You Can Find Additional Information, page 62

21. Include the Commission`s filing number for filings by Lancer under the Exchange Act.

Current Report on Form 8-K dated October 18, 2005 and filed
October
19, 2005

Exhibit 2.1

22. File a list to identify briefly the contents of all omitted schedules or similar supplements to the merger agreement. See
Item
601(b)(2) of Regulation S-K.

Closing

	File a revised Pre14A and an amended 8-K in response to these comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filings. Include with the filings a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filings, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since Lancer and its management are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Lancer acknowledging that:

* Lancer is responsible for the adequacy and accuracy of the disclosures in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

* Lancer may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the filings or in response to our comments on the filings.

      You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at
(202) 551-3760.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Brian M. Lidji, Esq.
	Michael R. Dorey, Esq.
	Lidji & Dorey
	500 North Akard, Suite 3500
	Dallas, TX 75201



Mr. Christopher D. Hughes
December 6, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE